Private Placement Insurance Products, LLC
Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

	Member's Equity
Balance at December 31, 2014	$ 111,256
Member's distributions	(98,000)
Net income (loss)	110,372
Balance at December 31, 2015	$ 123,628

The accompanying notes are an integral part of these financial statements.